

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 11, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (609) 860-0138

Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **Re: Innophos Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 19, 2006**
> **File No. 333-135851**

Dear Mr. Gress:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to

effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure and planned dividend to likely shareholders, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

2. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

3. Please provide us with the industry and market data supporting factual assertions that appear in your prospectus, including that provided by British Sulphur Consultants. In addition, please tell us whether such other information is publicly available without charge.

4. Please address the applicable comments below in Innophos, Inc. and Innophos Investment Holdings, Inc.'s future filings.

Cover Page

5. Please disclose that you will use a portion of the proceeds to pay a special dividend to stockholders, including an insider.

6. Please delete the reference to your underwriters as "Joint Book-Running Managers" on the cover. Where used in the body of the prospectus, please explain it briefly.

Table of Contents, page i

7. We note your disclosure that investors "should rely only on the information contained in this prospectus." Please note that if you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider removing this language since the company would be liable for, and investors would be entitled to rely upon, that information as well.

Market and Industry Data, page ii

8. We note your representations that some of the information in the registration statement is based on information you obtained from sources you believe to be reliable, that your research "has not been independently verified," and such information may not be reliable and that neither you nor the underwriters can assure investors of the accuracy or completeness of the information. Please note that you are responsible for the entire content of the registration statement and

may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

9. Please tell us the basis or source for the following statements: "fundamentals in the North American specialty phosphates market have improved . . ." on page 3, "imports have historically represented only a small portion of the North American specialty phosphates market . . ." on page 3, "We are the only North American specialty phosphate salts and acids producer that is vertically integrated . . ." on page 4, and "we maintain the overall leading cost position . . ." on page 4.

Prospectus Summary, page 1

10. Please identify the officers, directors, and other insiders who will receive the special dividend and quantify the amount.

11. Please disclose that Bain Capital will receive a termination fee of $12-$13 million in connection with this offering. Clarify whether or not you will pay the fee from the proceeds of the offering.

12. We note your summary contains a lengthy description of the company and its industry, competitive strengths, and business strategy. Further, we note that virtually identical disclosure appears later in your prospectus under the heading "Business." In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

13. Please tell us what you mean when you state that you benefit from an "efficient manufacturing footprint."

Summary Historical and Other Financial Data, page 9

14. Please remove the pro forma net income and earnings per share information for the period August 14, 2004 through December 31, 2004. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Risk Factors, page 13

15. Please shorten the following risk factors by focusing on the risk to investors: "We depend to a significant extent on the availability and pricing of certain raw

materials . . .," We have identified material weaknesses . . .," "We may be adversely affected by environmental . . .," and "We may be held liable for certain tax claims . . . ."

Risks Related to Our Business, page 13
We depend to a significant extent . . ., page 13

16. Please revise to disclose the meaning of "OCP."

Our inability to anticipate, respond to or utilize changing technologies . . ., page 15

17. Please revise your discussion to state specifically how this risk applies to your operations. For example, disclose the specific products subject to the risk and new technologies, if any, that may adversely affect your operations. Risks that are speculative or are so vague that they could apply to any issuer should be deleted.

Following the Acquisition . . . , page 15

18. Please discuss the consequences of Rhodia's non-performance with greater specificity.

Because our historical financial information may not be representative . . ., page 15

19. Please elaborate upon the "numerous risks" that are encountered by new stand-alone organizations.

We may be required to pay certain duties . . ., page 19

20. Please revise to disclose how long the CNA regional officials have to determine that Innophos Fosfatados was not in compliance with the terms and deadlines of the agreement. In addition, please revise to clarify the basis for your belief that such a determination may be made and that any potential penalties are material.

As our collective bargaining agreements expire . . ., page 20

21. We note your statement that you operate under collective bargaining arrangements with several unions and that the current collective bargaining agreement expires on April 30, 2008. If you are referring to the agreement with employees at your Port Maitland, Ontario facility, so state. Otherwise revise to disclose the collective bargaining unit to which you refer. Additionally, please break your discussion of government regulation of cross-border transactions and import quotas out into a separate risk factor.

<u>We are subject to risks and uncertainties . . ., page 20</u>

22. Please revise your discussion under this heading to specify the "inherent risks" in your international operations that are separate from the stated risks affecting your Mexican and Canadian operations.

<u>Our future success will depend, in part, on our ability to protect our intellectual property rights . . ., page 21</u>

23. Your discussion under this risk factor is repetitive. Please revise your disclosure to concisely state the risks associated with the measures you use to protect your intellectual property and other proprietary information.

<u>Risks Relating to Our Indebtedness, page 23</u>
<u>Despite our current levels of indebtedness . . ., page 23</u>

24. Please revise to explain how you may incur obligations that do not constitute indebtedness under applicable financing agreements.

25. Please briefly discuss the consequences of failure to have sufficient assets to repay all of your obligations to the holders of your common stock.

<u>Risks Related to Our Common Stock and this Offering, page 25</u>
<u>If the private equity funds controlled by the sponsors . . ., page 25</u>

26. As you determine the number of shares being offered by the company and the selling shareholders, revise this risk factor to disclose the percentage ownership of Bain Capital and its affiliated funds following the completion of the offering, as well as if the underwriters exercise their over-allotment option. In addition, please revise to state definitively whether you will be a controlled company under NYSE governance standards.

<u>We may be restricted from paying cash dividends . . ., page 27</u>

27. Please revise to disclose the significance of Innophos, Inc. and Innophos Investments to your consolidated operations so that investors may better comprehend the risk associated with these entities' general ineligibility to pay dividends or make other distributions to you. Please also discuss the effect such restrictions will have on the dividend policy you expect to adopt upon completion of this offering.

Certain provisions of our corporate governing documents . . ., page 27

28. Please augment your disclosure under this heading to discuss the risks presented to equity investors by the change in control provisions of the debt agreements of you and your subsidiaries.

Use of Proceeds, page 29

29. Please expand your discussion under this heading to disclose the approximate amount of proceeds that you: (i) will devote to reducing existing indebtedness; and (ii) pay as a dividend to existing stockholders. In addition, please revise to disclose the interest rate and maturity of the indebtedness to be repaid and, if such indebtedness was incurred within the past twelve months, disclose your use of the proceeds derived from such borrowing. Refer to Item 504 of Regulation S-K and Instruction 4 thereto.

Dilution, page 32

30. Please revise your disclosure in this section to include pro forma net tangible book value reflecting the recapitalization transaction and the dividend to be paid to existing shareholders prior to the consummation of the offering.

31. Please confirm that your comparative table includes the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Regulation S-K, Item 506. Revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 39

32. Please delete your statement that your presentation of aggregated historical predecessor and successor accounting for the year ended December 31, 2004, is "for discussion purposes only . . . ."

33. We note your disclosure in Risk Factors on page 5 that you have several growth initiatives and product introductions that will capture new customers and enhance your offerings to existing customers. We further note that you have identified numerous opportunities to reduce fixed cost elements, such as integration of U.S. and Mexican manufacturing networks. You further state that such changes will result in annual cost savings of approximately $12-15 million. As such, please revise your MD&A discussion and analysis to provide management's outlook regarding future results for these items and any other positive or negative trends or uncertainties that may impact future operations. Refer to Instruction 4 to Item

303(A) of Regulation S-K and Sections 501.02 and 501.12.b.4 of the Financial
Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 50
Pension and Post-retirement Costs, page 52

34. Please revise your disclosure to state the impact of a plus or minus 1% change in
your key assumptions in estimating your pension costs, such as the discount rate,
expected long-term rate on plan assets, and rate of compensation increase. Refer
to Section 501.14 of the Financial Reporting Codification for guidance.

Claims and Legal Proceedings, page 52

35. Your disclosure under this heading is largely repeated under the same heading
beginning on page 74. Please revise your prospectus to eliminate this repetitive
disclosure. Refer to Rule 421(c) of Regulation C.

Business, page 61

36. Please consider providing an organizational chart of your subsidiaries.

Our Industry, page 63

37. Please revise to explain what constitutes a "successful" price increase.

Properties, page 74

38. Please revise to disclose the location and general character of your seven
manufacturing facilities. Your disclosure in this section should inform investors
as to the suitability, adequacy, productive capacity, and extent of utilization of
these facilities. See Regulation S-K, Item 102.

Principal Stockholders, page 85

39. Please revise the beneficial ownership table to reflect the number of shares being
offered by each selling shareholder. If shareholders other than those named in the
principal stockholder table are offering shares under this prospectus, provide a
separate selling stockholder table. Refer to Item 507 of Regulation S-K.

Certain Relationships and Related Transactions, page 87

40. Pursuant to Instruction 2 to Item 404 of Regulation S-K, please disclose all
compensation you paid to Bain Capital during this year and the last two fiscal
years. We note the amounts disclosed on page 12.

Description of Our Indebtedness, page 90
Floating Rate Senior Notes, page 93

41. Please disclose the applicable interest rate on the Floating Rate Senior Notes
    issued by Innophos Investments as of the most recent quarterly payment.

Certain U.S. Federal Income Tax Considerations, page 101

42. Revise this subheading as well as the disclosure that follows and that appears in
    the summary to clarify that you are discussing all "material," rather than "certain"
    or "certain material" tax considerations.

Underwriting, page 103

43. Disclose the criteria that the underwriters will use in determining whether to
    consent to waiving the 180-day lock-up agreement.

Innophos Holdings, Inc. financial statements for the fiscal year ended December 31, 2005
11. Common Stock:, page F-25

44. We note that you issued 641,170 option strips on April 1, 2005, which represents
    an option to purchase one share of Class L common stock and nine shares of
    Class A common stock. We further note that you have assigned an exercise price
    for each option strip of $6.35, which equals the fair value of the underlying
    common shares on April 1, 2005. Please revise your disclosure either in your
    footnotes or in your Critical Accounting Policies and Estimates of MD&A to
    provide the following information:
    - State whether the determination of the fair value of your Class L and Class
      A common stocks was performed contemporaneously or retrospectively
      with the issuances of the option strips.
    - If the valuation specialist was a related party, a statement indicating that
      fact. Please supplementally tell us who your valuation specialist was,
      including a brief description of the firm's credentials.
    - The fair value of your Class L common stock as of April 1, 2005.
    - The fair value of your Class A common stock as of April 1, 2005.
    - A description of how you estimated the fair value of your Class L and
      Class A common stocks as of April 1, 2005.
    - A comprehensive discussion of the significant factors and assumptions
      underlying your methodologies used in determining the fair value of your
      Class L and Class A common stocks.
    - Once you have determined your estimated IPO price and determined how
      you intend to restructure your equity instruments, expand your discussion
      to address each significant factor contributing to the difference between

the fair value of your Class L and Class A common stocks and the
estimated IPO price.

12. Earnings per share (EPS), page F-26
Pro forma Earnings (Loss) Per Share (unaudited), page F-27

45. We note that you used the proceeds of your $120 million Floating Rate Senior
Notes to pay a $115.6 million dividend to shareholders, which appears to have
exceeded earnings from the previous 12 months. We also note that you intend to
use a portion of the proceeds from this offering to pay existing stockholders a
dividend. In accordance with SAB Topic 1:B.3, please ensure that your pro forma
earnings (loss) per share includes the impact of your dividends. Otherwise, please
tell us why you do not believe the dividends are required to be reflected in pro
forma earnings (loss) per share.

Innophos Holdings, Inc. interim financial statements for the fiscal quarter ended March 31, 2006
9. Commitments and Contingencies:, page F-57
Elevated Mold Complaints Concerning Dicalcium Phosphate Products, page F-60

46. Please revise your disclosure for this issue to include the following information:
    - Timing of when the first complaint was made.
    - The amount of product that was shipped during the summer and fall of
      2005 that is at-risk for elevated mold complaints and the amount of sales
      recognized for the products.
    - Additional disclosure regarding what your exposure is for this issue.
      Specifically, state whether you are just at-risk for the value of the
      replacement product or if you are at risk for the cost of your customers'
      products in which your product with elevated mold was used.

    If you are unable to include specific information for the above items, please
    include disclosure that you are unable to provide the information and why. Refer
    to SAB Topic 5:Y for additional guidance.

47. We note that you believe the contingent liability for this issue is neither probable
nor remote. However, you have recognized an accrual for this issue. Please
either revise your disclosure to acknowledge the accrual represents the amount
that is probable, or explain how you determined a loss contingency for this issue
is not probable, yet recognized an accrual. Refer to paragraph 8 of SFAS 5 for
guidance. Furthermore, please state the amount or range of the reasonably
possible loss in excess of accrual. If you are unable to estimate such amount or
range, please state as such and why you are unable to estimate this amount or
range. Refer to Question 2 of SAB Topic 5:Y and paragraph 10 of SFAS 5 for
guidance.

Exhibits

48. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. In this regard, we note that you intend to seek confidential treatment for portions of exhibits 10.26, 23.1, and 23.3 but have not yet filed the request.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Joshua N. Korff, Esq. (*via facsimile* 212/446-4900)
        Jason R. Norton, Esq.
        Kirkland & Ellis LLP
        Citigroup Center
        153 East 53rd Street
        New York, New York 10023